Camco Financial Corporation

August 29, 2012

Mr. Michael R. Clampitt, Senior Attorney

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Camco Financial Corporation (the “Company”)

File No. 333-182719

Dear Mr. Clampitt:

The following information is provided in response to your comment letter dated August 10, 2012, pertaining to the Registration Statement on Form S-1 filed July 17, 2012. To assist your review, we have retyped the text of the Staff’s comment and provided our response below each comment.

General

1.	We will process your filing without the number or price of shares. However, since this information triggers a number of disclosure matters, we will need sufficient time to process the amendment when the information is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues not previously commented on.

Response: Our pre-effective amendment number 1 to the Registration Statement (the “Amendment”), which is being filed simultaneously with this response, contains the pricing information and number of shares.

Plan of Distribution, page 43

2.	We note that ParaCap is acting as your “financial advisor,” but it appears they may also be acting as an underwriter. Refer to Section 2(a)(11) of the Securities Act. In this regard, we note that, among other things, ParaCap may identify and manage broker-dealers to act as a selling group and will receive 6.0% of the aggregate gross proceeds of any amounts raised and 3.0% of the aggregate dollar amount of the common stock sold in the public offering.

Please provide us with the analysis you conducted to determine that ParaCap should not be named as an underwriter in your prospectus. Alternatively, revise your filing to name ParaCap as an underwriter.

Response: We respectfully submit that ParaCap should not be considered an “underwriter” under Section 2(a)(11) of the Securities Act. In its role as financial advisor to the Company, ParaCap will neither (a) purchase any securities from the Company in this offering with a view to distribute such securities as an underwriter nor (b) offer or sell any securities for the Company in this offering in connection with the distribution of such securities as a placement agent.

Furthermore, ParaCap will not “participate,” as such term is used in Section 2(a)(11) of the Securities Act, in the distribution of the Company’s securities in this offering by virtue of its advisory services to the Company relating to the identification of broker dealers to act as a selling group or otherwise. As a preliminary matter, we note that ParaCap will be in privity of contract with only the Company; and the Company, in turn, shall enter into agreements with various broker dealers to act as a selling group in connection with the public offering. As a point of clarification, we wish to highlight that ParaCap will be acting only to identify for us such broker dealers; and notwithstanding language to the contrary in the Prospectus, ParaCap will not be managing such broker dealers. Rather, pursuant to the agreements that we will enter into with the various broker dealers, we will be solely responsible for managing or otherwise directing the activities of such broker dealers. In light of the foregoing, we do not view ParaCap’s role in advising the Company as ParaCap’s being engaged in the performance of any substantial functions in the organization or management of the distribution such that it would be considered an “underwriter” under Section 2(a)(11) of the Securities Act.

In order to clarify ParaCap’s relationship with the Company, we have included in the Amendment:

•	revisions to the Prospectus to remove references to ParaCap’s “management” of broker dealers to act as a selling group in connection with the Company’s public offering; and

•

the form of Financial Advisory Services Agreement governing ParaCap’s role in the offering, which form provides that ParaCap is acting only to assist the Company in identifying broker dealers to act as a selling group in connection with the Company’s public offering.

3.	Please describe any material relationship between you and ParaCap and quantify any consideration paid in the preceding two years.

Response: Our relationship with ParaCap is evidenced in that certain engagement letter dated as of February 8, 2011 (the “Engagement Letter”), between the Company and ParaCap. The terms of the Engagement Letter are detailed in the Prospectus under the heading “Plan of Distribution – Financial Advisor,” and the Engagement Letter was filed as Exhibit 1(i) to the Registration Statement.

Pursuant to the Engagement Letter, we have paid ParaCap an aggregate amount of $190,000 to the date hereof, comprised of the following amounts (which amounts will be used to offset amounts payable by the Company to ParaCap in connection with the offering):

•	An initial retainer fee of $10,000 on February 8, 2011; and

•	A monthly retainer fee of $10,000 per month, payable on the first day of each month commencing March 1, 2011, in the aggregate amount of $180,000.

There are no other material relationships between the Company and ParaCap.

Exhibits, page II-2

4.	Please file the opinion of Vory’s, Sater, Seymour and Pease LLP, and all other unfiled exhibits.

Response: We have filed in the Amendment all previously unfiled exhibits.

If you have any questions concerning our response or the information provided, please contact me.

Sincerely,

/s/ James E. Huston

James E. Huston

President and CEO